Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com


10015507

Brambles


SEC MAIL
RECEIVED
PROCESSING
APR 08 2010
WASH., D.C.
200
SECTION

1 April 2010

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Re: Brambles Limited
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sir or Madam,

The enclosed information is being submitted by Brambles Limited (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully
Brambles Limited

R. Gerrard

Robert Gerrard
Group Company Secretary

dw 4/14

{RNG 00058427}



BancorpSouth®

Cathy S. Freeman
Executive Vice President
and Corporate Secretary

P.O. Box 789 • Tupelo, MS 38802-0789
662-680-2084 Fax 662-680-2006 Cellular 662-401-0145
E-mail: cathy.freeman@bxs.com

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

3 March 2010

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 175,173 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary


SEC MAIL
RECEIVED
APR 08 2010
WASH, D.C.
PROCESSING
200
SECTION

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	175,173
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	21,198 @ 0.00 per share 50,985 @ 3.51 per share 102,990 @ 5.31 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 March 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,412,646,060	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	9,374,206	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 March 2010
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

4 March 2010

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Change of Director's Interest Notice

In accordance with ASX Listing Rule 3.19A.2, we attach a Change of Director's Interest Notice detailing a change in interests in the securities of Brambles Limited for Mr Tom Gorman.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES LIMITED** ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	TOM GORMAN
Date of last notice	4 FEBRUARY 2010

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares are held directly by Computershare Nominees on behalf of MyShare participants. Mr Gorman has a beneficial interest in 60 shares. Computershare Nominees CI LTD <Brambles MyShare Control A/C> is the registered holder.
Date of change	26 February 2010
No. of securities held prior to change	Conditional Performance Share Rights over 545,769 Brambles Limited shares. Conditional Share Rights over 599 Brambles Limited shares. 604 Brambles Limited Shares held by Computershare Nominees CI Limited under the MyShare Plan. .
Class	Ordinary shares
Number acquired	60
Number disposed	-

{CW 00050568}+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	60 @ $6.94 per share
No. of securities held after change	Conditional Performance Share Rights over 545,769 Brambles Limited shares. Conditional Share Rights over 659 Brambles Limited shares. 664 Brambles Limited Shares held by Computershare Nominees CI Limited under the MyShare Plan.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	60 (Acquired Shares) purchased on market and 60 (Matching Share Rights) were also allocated.
Any Additional information	MyShare is a global employee share ownership plan, full details of which are set out in the 2008 Notice of Annual General Meeting.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

4 March 2010

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

NOTIFICATION RE PDMR

Attached is a notification required under UK Disclosure and Transparency Rules of transactions in the shares of Brambles Limited by a person who is a "person discharging managerial responsibilities" (PDMR).

The persons discharging managerial responsibility are not Directors of Brambles Limited.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

JASPER R A JUDD

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

60 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

60 SHARES @ AU$6.94 PER SHARE

14. Date and place of transaction

60 SHARES PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 26 FEBRUARY 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 51,214 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.004%

16. Date issuer informed of transaction

4 MARCH 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

26 FEBRUARY 2010

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, 60 SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 60 ORDINARY BXB

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

218,163 SHARE RIGHTS AND 775 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 4 MARCH 2010

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

NICHOLAS P SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

60 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

60 @ AU$6.94 PER SHARE

14. Date and place of transaction

60 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 26 FEBRUARY 2010.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 779 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

3 MARCH 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

26 FEBRUARY 2010

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 60 ORDINARY BXB SHARES.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

194,360 SHARE RIGHTS AND 775 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 4 MARCH 2010

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

KEVIN J SHUBA

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

a) **ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN**
b) **EXERCISE OF OPTIONS AND PERFORMANCE SHARE RIGHTS GRANTED UNDER THE 2003 EXECUTIVE OPTION AND PERFORMANCE SHARE PLANS, PARTIAL SALE OF UNDERLYING SHARES**

9. Number of shares, debentures or financial instruments relating to shares acquired

a) **42 FULLY PAID ORDINARY BXB SHARES**
b) **73,203 FULLY PAID ORDINARY BXB SHARES**

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.005%

11. Number of shares, debentures or financial instruments relating to shares disposed

a) **N/A**
b) **62,335**

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

a) **N/A**
b) **0.004%**

13. Price per share or value of transaction

a) **AU$6.94 PER SHARE**
b) **52,005 EXERCISED @ AU$5.31 PER SHARE, SOLD AT AU$7.32**
21,198 EXERCISED @ AU$0.00 PER SHARE, 10,330 SOLD AT AU$7.25

14. Date and place of transaction

a) **42 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 26 FEBRUARY 2010**
b) **73,203 EXERCISED ON 3 MARCH 2010, 62,335 SOLD ON THE AUSTRALIAN SECURITIES EXCHANGED ON 4 MARCH 2010**

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 46,214 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.003%

16. Date issuer informed of transaction

3 MARCH 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

26 FEBRUARY 2010

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 42 ORDINARY BXB SHARES.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

CONDITIONAL SHARE RIGHTS OVER 283,170 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 4 MARCH 2010

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

ELTON E POTTS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

42 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

42 @ AU$6.94 PER SHARE

14. Date and place of transaction

42 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 26 FEBRUARY 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 50,926 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.004%

16. Date issuer informed of transaction

3 MARCH 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

26 FEBRUARY 2010

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 42 ORDINARY BXB SHARES.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

CONDITIONAL SHARE RIGHTS OVER 276,478 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 4 MARCH 2010

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

PETER MACKIE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

43 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

43 @ AU$6.94 PER SHARE

14. Date and place of transaction

43 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 26 FEBRUARY 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 611 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

3 MARCH 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

26 FEBRUARY 2010

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 43 ORDINARY BXB SHARES.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

CONDITIONAL SHARE RIGHTS OVER 139,531 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 4 MARCH 2010

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

5 March 2010

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

BRAMBLES APPOINTS NEW HEAD OF CHEP EUROPE, MIDDLE EAST & AFRICA

Attached is an announcement regarding the above.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

{RNG 00057779}

Securities Exchange/Media Release
5 March 2010

Brambles

Brambles appoints new head of CHEP Europe, Middle East & Africa

Brambles Limited is pleased to announce the appointment of Dolph Westerbos as Group President, CHEP Europe, Middle East & Africa (EMEA). Mr Westerbos, 45, joins Brambles from Dell, for which he has been Vice President, Solutions & Services for EMEA since 2008.

Mr Westerbos' appointment completes Brambles' Executive Leadership Team (ELT) and fills the vacancy created in CHEP EMEA when Tom Gorman became Chief Executive Officer of Brambles in November 2009. Mr Westerbos will start at CHEP EMEA in mid-April and will report to Mr Gorman.

"I am delighted to add an executive of Dolph's calibre to the Brambles ELT," Mr Gorman said. "He has a strong operating background, considerable logistics and supply chain expertise and possesses a complementary skill set to the other members of the ELT. In addition, Dolph's perspectives on the deployment of emerging technologies will be invaluable to us as we look to expand our footprint and develop our services around the world."

Mr Westerbos' role at Dell included responsibility for its services, software and data centre business for large enterprise, managing sales revenue of US$2.5 billion across more than 50 countries. He joined Dell in 2006 and has also held the positions of Channel Director, Western Europe and Managing Director, Netherlands.

Before joining Dell, Mr Westerbos was President, EMEA for ModusLink, a global provider of supply chain, IT and business process outsourcing services to high technology companies. Mr Westerbos worked for 12 years for ModusLink, holding various senior executive positions in Europe, Asia and the USA. He has a Master's Degree in Management from the Graduate School of Business at Stanford University, California.

As announced on 8 January 2010, Peter Mackie, who has been acting as Group President, CHEP EMEA since November 2009, will assume the role of Group President, CHEP Asia-Pacific in early May. This will allow a period for completion of the handover to Mr Westerbos.

Mr Gorman thanked Mr Mackie and CHEP Australia President Paul McGlone, who is acting as Group President, CHEP Asia-Pacific until Mr Mackie starts in that role, for their hard work and commitment in ensuring a smooth transition process.

Investors and media, for further information please contact:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
+61 418 263 199
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate Affairs
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles (ASX, LSE: BXB) is a provider of supply chain and information management solutions through its two businesses, CHEP and Recall. Brambles employs more than 12,000 people in 46 countries. For further information on Brambles and all announcements, presentations and webcasts, please visit www.brambles.com.

DOCUMENT ENDS

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

10 March 2010

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 26,482 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	26,482
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	5,963 @ 0.00 per share 5,811 @ 5.91 per share 2,884 @ 5.97 per share 2,182 @ 7.36 per share 1,988 @ 8.20 per share 2,321 @ 7.12 per share 2,657 @ 6.63 per share 2,335 @ 6.80 per share 341 @ 6.56 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 March 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,412,672,542	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	9,254,868	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 10 March 2010
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

11 March 2010

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 20,819 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,819
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	20,819 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 March 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,412,693,361	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	9,234,026	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11 March 2010
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

18 March 2010

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 9,920 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,920
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	9,920 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 March 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,412,703,281	Ordinary fully paid shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
9,239,216	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 March 2010
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

23 March 2010

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir or Madam

BRAMBLES LIMITED CANCELLATION OF SECONDARY LISTING ON LONDON STOCK EXCHANGE

On 19 November 2009, Brambles announced that it would be cancelling its secondary listing on the London Stock Exchange.

Attached is a release made by the UK Financial Services Authority to the London Stock Exchange, confirming that Brambles' secondary listing was cancelled with effect from 8.00am (UK time) on Monday 22 March 2010.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

Company	Official List
TIDM	
Headline	Cancellation Brambles Limited
Released	08:00 22-Mar-2010
Number	8856I08

RNS Number : 8856I
Official List
22 March 2010

NOTICE OF CANCELLATION OF LISTING FROM THE OFFICIAL LIST

22/03/2010 8:00am

CANCELLATION

Brambles Limited●

The Financial Services Authority ("the FSA") cancels the securities set out below from the Official List effective from 22/03/2010 8:00am at the request of the company:

Ordinary Shares of No Par Value fully paid	(AU000000BXB1)

This notice has been issued by Listing Applications - 0207 066 8333 Option 3.

Notes

- Notices issued by the FSA in respect of cancellation of securities from the Official List must be read in conjunction with notices issued by the relevant Recognised Investment Exchange.

● Denotes the security is also being cancelled from trading on the London Stock Exchange, a recognised Investment Exchange.
- SEDOL numbers which are allocated by the London Stock Exchange as a Stock Exchange identifier may be found on their dealing notice.

† Denotes the security is also being cancelled from trading on PLUS Markets Group, a recognised Investment Exchange.

This information is provided by RNS
The company news service from the London Stock Exchange

END

For further information please contact:

Investors & Media:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
+61 418 263 199
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate Affairs
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles is globally headquartered in Australia

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

23 March 2010

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 53,840 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	53,840
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	53,840 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 March 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,412,757,121	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	9,185,315	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 23 March 2010
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

25 March 2010

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

NOT FOR DISTRIBUTION IN THE UNITED STATES

Dear Sir

BRAMBLES PRICES US$ 500 MILLION AND US$ 250 MILLION OF GUARANTEED SENIOR NOTES

Brambles has today priced a US$500 million guaranteed senior note issue and a US$250 million guaranteed senior note issue in the United States 144A bond market.

Both are fixed rate notes and will be issued by Brambles USA, Inc, a wholly owned subsidiary of Brambles Limited. The US$500 million notes have a coupon of 5.35% for a term of 10 years and were priced at 99.969% of the principal amount. The US$250 million notes have a coupon of 3.95% for a term of 5 years and were priced at 99.914% of the principal amount.

The notes will be guaranteed by Brambles Limited and two of its wholly owned subsidiaries, Brambles Finance Limited and Brambles Finance plc.

Brambles will use the proceeds from the notes to repay borrowings under its existing revolving bank credit facilities.

Brambles CFO Greg Hayes said: "This will be Brambles first note issue into the US 144A bond market. It provides new sources of debt funding for us and increases our access to longer term funding."

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

The securities referenced above have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

31 March 2010

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam,

APPENDIX 3Z

Attached is an Appendix 3Z for Mr David Gosnell, who ceased to be a Director of Brambles Limited today.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BRAMBLES LIMITED ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	DAVID PETER GOSNELL
Date of last notice	4 DECEMBER 2006
Date that director ceased to be director	31 MARCH 2010

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
14,450 ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities** NIL

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

{CW 00058342}+ See chapter 19 for defined terms.

Regulatory Story

Go to market news section



Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:00 03-Mar-2010
Number	9843H07

RNS Number : 9843H
Brambles Limited
03 March 2010

Brambles Limited

Company Number: 118 896 021

3 March 2010

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 175,173 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002,

01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

175,173

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other

than in relation to the next dividend, distribution or
interest payment

N/A

5 Issue price or consideration

21,198 @ 0.00 per share
50,985 @ 3.51 per share
102,990 @ 5.31 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

3 March 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)
Number

1,412,646,060

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

9,374,206

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.
19 Closing date for receipt of acceptances or renunciations
20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now
Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and

that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 3 March 2010

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Director/PDMR Shareholding
Released	07:00 04-Mar-2010
Number	0745I07

RNS Number : 0745I
Brambles Limited
04 March 2010

Brambles Limited
Company Number: 118 896 021

4 March 2010

Change of Director's Interest Notice

We attach a Change of Director's Interest Notice detailing a change in interests in the securities of Brambles Limited for Mr T Gorman.

Robert Gerrard
Group Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BRAMBLES LIMITED ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section

205G of the Corporations Act.

Name of Director	TOM GORMAN
Date of last notice	4 FEBRUARY 2010

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares are held directly by Computershare Nominee behalf of MyShare participants. Mr Gorman ha beneficial interest in 60 shares. Computers Nominees CI LTD <Brambles MyShare Control A/C the registered holder.
Date of change	26 February 2010
No. of securities held prior to change	Conditional Performance Share Rights over 545,769 Brambles Limited shares. Conditional Share Rights over 599 Brambles Limited shares. 604 Brambles Limited Shares held by Computershar Nominees CI Limited under the MyShare Plan. .
Class	Ordinary shares
Number acquired	60
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	60 @ $6.94 per share
No. of securities held after change	Conditional Performance Share Rights over 545,769 Brambles Limited shares. Conditional Share Rights over 659 Brambles Limited shares. 664 Brambles Limited Shares held by Computershar Nominees CI Limited under the MyShare Plan.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	60 (Acquired Shares) purchased on market anc (Matching Share Rights) were also allocated.
Any Additional information	MyShare is a global employee share ownership plar details of which are set out in the 2008 Notice of Ar General Meeting.

Part 2 - Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Director/PDMR Shareholding
Released	07:00 04-Mar-2010
Number	0746I07

RNS Number : 0746I
Brambles Limited
04 March 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

JASPER R A JUDD

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

60 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

60 SHARES @ AU$6.94 PER SHARE

14. Date and place of transaction

60 SHARES PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 26 FEBRUARY 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 51,214 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.004%

16. Date issuer informed of transaction

4 MARCH 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

26 FEBRUARY 2010

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, 60 SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 60 ORDINARY BXB

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

218,163 SHARE RIGHTS AND 775 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 4 MARCH 2010
This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

NICHOLAS P SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

60 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

60 @ AU$6.94 PER SHARE

14. Date and place of transaction

60 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 26 FEBRUARY 2010.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 779 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

3 MARCH 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

26 FEBRUARY 2010

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 60 ORDINARY BXB SHARES.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

194,360 SHARE RIGHTS AND 775 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 4 MARCH 2010
This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

KEVIN J SHUBA

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

a) **ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN**
b) **EXERCISE OF OPTIONS AND PERFORMANCE SHARE RIGHTS GRANTED UNDER THE 2003 EXECUTIVE OPTION AND PERFORMANCE SHARE PLANS, PARTIAL SALE OF UNDERLYING SHARES**

9. Number of shares, debentures or financial instruments relating to shares acquired

a) **42 FULLY PAID ORDINARY BXB SHARES**
b) **73,203 FULLY PAID ORDINARY BXB SHARES**

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.005%

11. Number of shares, debentures or financial instruments relating to shares disposed

a) N/A
b) 62,335

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

a) N/A
b) 0.004%

13. Price per share or value of transaction

a) AU$6.94 PER SHARE
b) 52,005 EXERCISED @ AU$5.31 PER SHARE, SOLD AT AU$7.32
21,198 EXERCISED @ AU$0.00 PER SHARE, 10,330 SOLD AT AU$7.25

14. Date and place of transaction

a) 42 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 26 FEBRUARY 2010
b) 73,203 EXERCISED ON 3 MARCH 2010, 62,335 SOLD ON THE AUSTRALIAN SECURITIES EXCHANGED ON 4 MARCH 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 46,214 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.003%

16. Date issuer informed of transaction

3 MARCH 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

26 FEBRUARY 2010

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 42 ORDINARY BXB SHARES.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

CONDITIONAL SHARE RIGHTS OVER 283,170 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 4 MARCH 2010
This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

ELTON E POTTS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

42 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

42 @ AU$6.94 PER SHARE

14. Date and place of transaction

42 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 26 FEBRUARY 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 50,926 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.004%

16. Date issuer informed of transaction

3 MARCH 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

26 FEBRUARY 2010

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 42 ORDINARY BXB SHARES.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

CONDITIONAL SHARE RIGHTS OVER 276,478 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 4 MARCH 2010
This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

PETER MACKIE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

43 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

43 @ AU$6.94 PER SHARE

14. Date and place of transaction

43 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 26 FEBRUARY 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 611 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

3 MARCH 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

26 FEBRUARY 2010

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 43 ORDINARY BXB SHARES.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

CONDITIONAL SHARE RIGHTS OVER 139,531 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 4 MARCH 2010
This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Brambles Appoints New Head of CHEP EMEA
Released	07:00 05-Mar-2010
Number	1320I07

RNS Number : 1320I
Brambles Limited
05 March 2010

Brambles Limited
Company Number: 118 896 021

5 March 2010

Brambles appoints new head of CHEP Europe, Middle East & Africa

Brambles Limited is pleased to announce the appointment of Dolph Westerbos as Group President, CHEP Europe, Middle East & Africa (EMEA). Mr Westerbos, 45, joins Brambles from Dell, for which he has been Vice President, Solutions & Services for EMEA since 2008.

Mr Westerbos' appointment completes Brambles' Executive Leadership Team (ELT) and fills the vacancy created in CHEP EMEA when Tom Gorman became Chief Executive Officer of Brambles in November 2009. Mr Westerbos will start at CHEP EMEA in mid-April and will report to Mr Gorman.

"I am delighted to add an executive of Dolph's calibre to the Brambles ELT," Mr Gorman said. "He has a strong operating background, considerable logistics and supply chain expertise and possesses a complementary skill set to the other members of the ELT. In addition, Dolph's perspectives on the deployment of emerging technologies will be invaluable to us as we look to expand our footprint and develop our services around the world."

Mr Westerbos' role at Dell included responsibility for its services, software and data centre business for large enterprise, managing sales revenue of US$2.5 billion across more than 50 countries. He joined Dell in 2006 and has also held the positions of Channel Director, Western Europe and Managing Director, Netherlands.

Before joining Dell, Mr Westerbos was President, EMEA for ModusLink, a global provider of supply chain, IT and business process outsourcing services to high technology companies. Mr Westerbos worked for 12 years for ModusLink, holding various senior executive positions in Europe, Asia and the USA. He has a Master's Degree in Management from the Graduate School of Business at Stanford University, California.

As announced on 8 January 2010, Peter Mackie, who has been acting as Group President, CHEP EMEA since November 2009, will assume the role of Group President, CHEP Asia-Pacific in early May. This will allow a period for completion of the handover to Mr Westerbos.

Mr Gorman thanked Mr Mackie and CHEP Australia President Paul McGlone, who is acting as Group President, CHEP Asia-Pacific until Mr Mackie starts in that role, for their hard work and commitment in ensuring a smooth transition process.

Investors and media, for further information please contact:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
+61 418 263 199
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate Affairs
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles (ASX, LSE: BXB) is a provider of supply chain and information management solutions through its two businesses, CHEP and Recall. Brambles employs more than 12,000 people in 46 countries. For further information on Brambles and all announcements, presentations and webcasts, please visit www.brambles.com.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:00 10-Mar-2010
Number	3492I07

RNS Number : 3492I
Brambles Limited
10 March 2010

Brambles Limited

Company Number: 118 896 021

10 March 2010

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 26,482 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002,

01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

26,482

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other

than in relation to the next dividend, distribution or
interest payment

N/A

5 Issue price or consideration

5,963 @ 0.00 per share
5,811 @ 5.91 per share
2,884 @ 5.97 per share
2,182 @ 7.36 per share
1,988 @ 8.20 per share
2,321 @ 7.12 per share
2,657 @ 6.63 per share
2,335 @ 6.80 per share
341 @ 6.56 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

10 March 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)
Number

1,412,672,542

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

9,254,868

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.
19 Closing date for receipt of acceptances or renunciations
20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now
Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate

warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 10 March 2010

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

This information is provided by RNS
The company news service from the London Stock Exchange

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the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:00 11-Mar-2010
Number	4211I07

RNS Number : 4211I
Brambles Limited
11 March 2010

Brambles Limited

Company Number: 118 896 021

11 March 2010

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 20,819 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002,

01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

20,819

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other

than in relation to the next dividend, distribution or
interest payment

N/A

5 Issue price or consideration

20,819 @ 0.00 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

11 March 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)
Number

1,412,693,361

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

9,234,026

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.
19 Closing date for receipt of acceptances or renunciations
20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now
Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received

by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 11 March 2010

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

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Company	Brambles Limited
TIDM	BXB
Headline	Holding(s) in Company
Released	07:25 17-Mar-2010
Number	7114I07

RNS Number : 7114I
Brambles Limited
17 March 2010

Brambles Limited
Company Number: 118 896 021

17 March 2010

On 17 March 2010, National Australia Bank Limited notified the Australian Securities Exchange that it had become a substantial shareholder in Brambles Limited with a holding of 5.795% (81,868,992 shares) with effect from 12 March 2010.

Robert Gerrard
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:00 18-Mar-2010
Number	7757I07

RNS Number : 7757I
Brambles Limited
18 March 2010

Brambles Limited

Company Number: 118 896 021

18 March 2010

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 9,920 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002,

01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

9,920

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other

than in relation to the next dividend, distribution or
interest payment

N/A

5 Issue price or consideration

9,920 @ 0.00 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

18 March 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)
Number

1,412,703,281

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

9,239,216

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.
19 Closing date for receipt of acceptances or renunciations
20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now
Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received

by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 18 March 2010

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory

BLUEPRINT OneWorld

Filed 31/03/10.

Change to company details

Form 484
Corporations Act 2001

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders and proprietary company members
A3 Change - ultimate holding company
B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company
C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary companies

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name: Brambles Limited

Refer to guide for information about corporate key

ACN/ ABN: 118896021

Corporate key: 34815493

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation: Brambles Industries Limited

Contact name/position description: Caroline Lesley Denise Webb

ASIC registered agent number (if applicable): 18209

Telephone number: 02 9256 5222

Postal address or DX address:

Total number of pages including this cover sheet: 5

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: Robert Nies Gerrard

Capacity

[ ] Director

[X] Company secretary

Signature



Date signed

3 1 / 0 3 / 1 0
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investment Commission, PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information

Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web **www.asic.gov.au**

4270/BL

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.A company does not have to notify ASIC that an officeholder has ceased if the officeholder has already notified ASIC by lodging a Form 370 *Notification by officeholder of resignation or retirement.*

Role of ceased officeholder
Select one or more boxes

[X] Director

[ ] Secretary

[ ] Alternative director – Person alternate for

Date officeholder ceased

Date of change
3 1 / 0 3 / 1 0
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name: Gosnell

Given names: David Peter

Date of birth
0 8 / 0 5 / 5 7
[D D] [M M] [Y Y]

Place of birth (town/ city): London

(state/ country): United Kingdom

B1 Continued... Cease another company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.A company does not have to notify ASIC that an officeholder has ceased if the officeholder has already notified ASIC by lodging a Form 370 *Notification by officeholder of resignation or retirement.*

Role of ceased officeholder
Select one or more boxes

[ ] Director

[ ] Secretary

[ ] Alternative director – Person alternate for

Date officeholder ceased

Date of change
/ /
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name

Given names

Date of birth
/ /
[D D] [M M] [Y Y]

Place of birth (town/ city)

(state/ country)

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

☐ Director

☐ Secretary

☐ Alternate director

Date of appointment

Date of appointment

☐ ☐/☐ ☐/☐ ☐
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name | Given names

Date of birth

☐ ☐/☐ ☐/☐ ☐
[D D] [M M] [Y Y]

Place of birth (town/ city) | (state/ country)

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name | Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name

Suburb/ City | State/ Territory

Postcode | Country (if not Australia)

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name | Given names

Expiry date (if applicable)

☐ ☐/☐ ☐/☐ ☐
[D D] [M M] [Y Y]

☐ Alternate director terms of appointment attached

B2 Continued... **Appoint another company officeholder**

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

☐ Director

☐ Secretary

☐ Alternate director

Date of appointment

Date of appointment

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name | Given names

Date of birth

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Place of birth (town/ city) | (state/ country)

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name | Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name

Suburb/ City | State/ Territory

Postcode | Country (if not Australia)

If an 'Alternate director', for whom
Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name | Given names

Expiry date (if applicable)

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

☐ Alternate director terms of appointment attached

Australian Securities &
Investments Commission


SENDER TO KEEP
DL0742928
→ASIC 12/03/10

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
89 118 896 021

Corporate key
34815493

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address
GPO BOX 4173
SYDNEY

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
ROBERT NIES GERRARD

Capacity
☐ Director
☒ Company secretary

Signature
R. Gerrard

Date signed
12/03/10
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title
A	A
B	B ...etc
EMP	employee's
FOU	founder's
LG	life governor's
MAN	management
ORD	ordinary
RED	redeemable
SPE	special

Share class code	Full title
PRF	preference
CUMP	cumulative preference
NCP	non-cumulative preference
REDP	redeemable preference
NRP	non-redeemable preference
CRP	cumulative redeemable preference
NCRP	non-cumulative redeemable preference
PARP	participative preference

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To / ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
	See Annexure "A" of 1 page		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

18/02/10

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

'e indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure "A" of 1 page referred to in form 484



Robert Gerrard
Secretary

12/03/2010

C2 Issue of Shares

Share class code	Number of shares issued	Amount paid per share $	Amount unpaid per share $
ORD	52,596	6.7900	0.00
ORD	52,596	6.7900	0.00
ORD	9,266	6.7900	0.00
ORD	5,000	6.8600	0.00
ORD	5,278	6.8600	0.00
ORD	28,369	7.0300	0.00
ORD	21,198	7.0800	0.00
ORD	52,005	7.0800	0.00
ORD	50,985	7.0800	0.00
ORD	50,985	7.0800	0.00
ORD	5,000	7.2900	0.00
ORD	963	7.0700	0.00
ORD	2,938	5.9100	0.00
ORD	2,873	5.9100	0.00
ORD	2,884	5.9700	0.00
ORD	2,182	7.3600	0.00
ORD	1,988	8.2000	0.00
ORD	2,321	7.1200	0.00
ORD	2,657	6.6300	0.00
ORD	2,335	6.8000	0.00
ORD	341	6.5600	0.00
ORD	20,819	7.3400	0.00

Australian Securities & Investments Commission


SENDER TO KEEP
DL0742930

Form 484
Corporations Act 2001

C ıange to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: BRAMBLES LIMITED

ACN/ABN: 89 118 896 021

Corporate key: 34815493

L( )ement details

Who should ASIC contact if there is a query about this form?

Name: BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable): 18209

Telephone number: 02 9256 5233

Postal address:
GPO BOX 4173
SYDNEY

Total number of pages including this cover sheet: 3

Please provide an estimate of the time taken to complete this form. ___ hrs ___ mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: ROBERT NIES GERRARD

Capacity
- [ ] Director
- [x] Company secretary

Signature: R. Gerrard

Date signed: 17/02/10
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To n[illegible] ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	518	$6.78	$0.00
	58,485	$6.96	$0.00
ORD	63	$6.30	$0.00
ORD	54	$6.56	$0.00

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 2 / 0 1 / 1 0

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐ / ☐☐ / ☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No